SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 09, 2015

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, November 09, 2015 regarding “Ericsson in strategic partnership with Cisco to generate sales and synergies”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: November 09, 2015

Ericsson in strategic partnership with Cisco to generate sales and synergies

•	Expected to generate USD 1 billion or more of additional sales by 2018

•	Full-year effect from synergies of SEK 1 billion expected in 2018

•	Accretive to operating income already in 2016

Ericsson (NASDAQ:ERIC) today announced a next-generation strategic partnership with Cisco (NASDAQ:CSCO) to create the networks of the future. The partnership will combine the best of both companies: routing, data center, networking, cloud, mobility, management and control, and global services capabilities. Ericsson will together with Cisco, leader in IP-networking, offer end-to-end leadership across network architectures for 5G, cloud and IP, and the Internet of Things.

Today’s announcement is supported by multiple agreements including a global service partner agreement, as well as a broad reseller agreement. The parties have also agreed to discuss FRAND policies and enter a licensing agreement for their respective patent portfolios.

Hans Vestberg, President and CEO, Ericsson, says: “This partnership fortifies the IP strategy we have developed over the past several years and it is a key step forward in our company transformation.”

Details of the partnership have been announced separately in a joint announcement and can be found on www.ericsson.com.

As a result of the partnership, Ericsson will extend its addressable market and is expected to generate USD 1 billion or more of additional sales by 2018 (full year). The extended addressable market is primarily in professional services, software and resell of Cisco products. The additional sales are expected to be accretive to operating income already in 2016. The partnership is expected to generate full-year effect from synergies, primarily in expenses of SEK 1 billion in 2018.

Ericsson and Cisco will continue to explore further joint business opportunities as the partnership progresses.

A media and analyst call with Hans Vestberg, President and CEO of Ericsson and Chuck Robbins, CEO of Cisco, will be held today at 14.15 CET. Details can be found at www.ericsson.com/press and www.ericsson.com/investors.

Ericsson is hosting its Capital Markets Day November 10 in Kista, Sweden. At this event Ericsson CEO Hans Vestberg and John Chambers, Executive Chairman, Cisco, will discuss the partnership and answer questions. The event will be presented in live webcast - more details can be found at www.ericsson.com/investors.

NOTES TO EDITORS

For media kits, backgrounders and high-resolution photos, please visit www.ericsson.com/press

Ericsson is the driving force behind the Networked Society – a world leader in communications technology and services. Our long-term relationships with every major telecom operator in the world allow people, business and society to fulfill their potential and create a more sustainable future.

Our services, software and infrastructure – especially in mobility, broadband and the cloud – are enabling the telecom industry and other sectors to do better business, increase efficiency, improve the user experience and capture new opportunities.

With approximately 115,000 professionals and customers in 180 countries, we combine global scale with technology and services leadership. We support networks that connect more than 2.5 billion subscribers. Forty percent of the world’s mobile traffic is carried over Ericsson networks. And our investments in research and development ensure that our solutions – and our customers – stay in front.

Founded in 1876, Ericsson has its headquarters in Stockholm, Sweden. Net sales in 2014 were SEK 228.0 billion (USD 33.1 billion). Ericsson is listed on NASDAQ OMX stock exchange in Stockholm and the NASDAQ in New York.

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FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson Forward-Looking Statement

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on November 9, 2015 at 08:31am CET.